UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                              Comdial Corporation
                              --------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    200332302
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Robert Priddy
                               3435 Kingsboro Road
                                   Apt. 1601
                                Atlanta, GA 30826
                                  404-844-3211
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               August 15, 2002
                              ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box [   ]
                         (continued on following pages)



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CUSIP No. 200332302                 13D            Page  2  of  6  Pages
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     1.     NAME OF REPORTING PERSON:  Robert Priddy
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:
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     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)     [ ]
                                                                 (b)     [ ]
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     3.     SEC USE ONLY
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     4.     SOURCE OF FUNDS
            PF     (SEE ITEM 3)
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     5.     CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)
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     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
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        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              13,978,480 shares (See Item 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0- (See Item 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              13,978,480 shares (See Item 5)
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0- (See Item 5)
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     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            13,978,480 shares (See Item 5)
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     12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES

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     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.9 % (See Item 5)
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     14.    TYPE OF REPORTING PERSON
            IN
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                              (Page 2 of 6 Pages)
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Item 1. Security and Issuer.

          This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Comdial Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 106 Cattlemen Road, Sarasota, Florida 34232.

          The shares of Common Stock that are the subject of this statement include shares that are issuable upon the exercise of the Issuer's warrants issued in a private placement (the "Placement Warrants").

Item 2. Identity and Background.

          This statement is filed by Robert Priddy ("Priddy"), the "Reporting Person."

          (a),(b),(c) and (f). Mr. Priddy is a private investor with a principal business address of 3435 Kingsboro Road Apt. 1601, Atlanta, GA 30826. Mr. Priddy is a citizen of the United States of America.

          (d) and (e). During the last five years, Mr. Priddy has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          Robert Priddy purchased $475,000 of the Issuer's 7% senior subordinated convertible promissory notes (the "Notes" and each a "Note") on August 15, 2002. The source of the funds for the purchase by Priddy was personal funds. $63,317.50 of the principal amount is convertible at the option of Priddy into an aggregate of 13,978,480 shares of Common Stock. $63,317.50 of the principal amount was converted into an aggregate of 6,331,750 shares of Common Stock. The remaining principal balance of $411,682.50 of the Notes was converted into an additional private placement of the Issuer (the "Private Placement") on September 27, 2002. Priddy invested an additional $1,500,000 of personal funds in the Private Placement. In the aggregate, Priddy received a $1,911,682.50 promissory note (the "Placement Note") and Placement Warrants for the purchase of 9,558,412.50 shares of Common Stock at $0.01 per share in the Private Placement. 20% of the Placement Warrants cannot be converted until 18 months after the initial closing of the Private Placement, and are subject to forfeiture on a pro rata basis, if the Placement Note is repaid during the first 18 months after the initial closing.

Item 4. Purposes of Transaction.

          Pursuant to a subscription agreement, dated August 15, 2002 (the "Bridge Subscription Agreement"), between the Issuer and Priddy, the Issuer issued $475,000 of the Notes to Priddy.

          Priddy converted $63,317.50 of such Note issued on August 15, 2002 into shares of Common Stock at a conversion price of $0.01 per share. Priddy converted the balance of the Note into the Private Placement, pursuant to a subscription agreement, dated September 27, 2002 (the "Placement Subscription Agreement") receiving a Placement Note and Placement Warrants.

          As of the date of this Report, Priddy beneficially owns 13,978,480 shares of Common Stock, which includes 7,646,730 shares issuable upon exercise of Placement Warrants.

          Pursuant to the Placement Subscription Agreement, Priddy was granted, among other things, registration rights with respect to his shares of Common Stock.

                              (Page 3 of 6 Pages)

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          The acquisitions of the Notes, the Placement Note, and the Placement
Warrants were for investment purposes only. Other than as set forth above, the Reporting Person has no present plans or proposals which relate to, or could result in, (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration or
(x) any action similar to any of those enumerated above.

Item 5. Interests in Securities of the Issuer.

          (a)(1) Priddy may be deemed to be the beneficial owner of an aggregate of 13,978,480 shares of Common Stock, representing approximately 11.9% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of 6,631,750 shares of Common Stock and the right to acquire 7,646,730 shares of Common Stock upon exercise of the Placement Warrants.

          (b) Currently Priddy has the power to vote or to direct the vote, and has sole power to dispose or direct the disposition of 6,331,750 shares of Common Stock beneficially owned by him. Upon exercise of the Placement Warrants, Priddy has the power to vote or to direct the vote, and has sole power to dispose or direct the disposition of an additional 7,646,730 shares of Common Stock beneficially owned by him.

          (c) Robert Priddy purchased $475,000 of the Notes on August 15, 2002. The source of the funds for the purchase by Priddy was personal funds. $63,317.50 of the principal amount is convertible at the option of Priddy into an aggregate of 13,978,480 shares of Common Stock. $63,317.50 of the principal amount was converted into an aggregate of 6,331,750 shares of Common Stock. The remaining principal balance of $411,682.50 of the Notes was converted into the Private Placement on September 27, 2002. Priddy invested an additional $1,500,000 of personal funds in the Private Placement. In the aggregate, Priddy received a $1,911,682.50 Placement Note and Placement Warrants for the purchase of 9,558,412.50 shares of Common Stock at $0.01 per share. 20% of the Placement Warrants cannot be converted until 18 months after the initial closing of the Private Placement, and are subject to forfeiture on a pro rata basis, if the Placement Note is repaid during the first 18 months after the initial closing.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As described more fully in Item 4 above, Priddy entered into subscription agreements with the Issuer on August 15, 2002 and September 27, 2002.

Item 7. Material to be Filed as Exhibits.

          (1) Subscription Agreement dated August 15, 2002.

          (2) Subscription Agreement dated September 27, 2002.


                              (Page 4 of 6 Pages)

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                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  October 4, 2002

                                              /s/ Robert Priddy
                                              ---------------------------------
                                              Robert Priddy


                              (Page 5 of 6 Pages)


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                                  EXHIBIT INDEX


1.       Subscription Agreement dated August 15, 2002.

2.       Subscription Agreement dated September 27, 2002.


                              (Page 6 of 6 Pages)